Consent of Independent Auditors

We consent to the reference to our firm under the caption “Auditors, Transfer Agent and Registrar” in this Registration Statement on Form F-10 and the related short form base shelf prospectus of Cardiome Pharma Corp. (“Cardiome”) dated January 29, 2014, relating to the sale and issue of common shares, preferred shares, debt securities and warrants of the Company up to an aggregate offering of US$250,000,000.

We also consent to the incorporation by reference in the Registration Statement of our report dated June 6, 2013, with respect to the consolidated financial statements of Correvio, LLC for the years ended December 31, 2012 and 2011.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
January 29, 2014